Room 4561

      July 11, 2005

Mr. Griffin Jones
Treasurer, CEO, Principal Accouting
Officer, Secretary and Director
Alternet Systems, Inc.
#610-815 West Hastings Street
Vancouver, BC  V6C 1B4

Re:	Alternet Systems, Inc.
Form 10-KSB for the fiscal year ended December 31, 2004
Form 10-QSB for the fiscal quarter ended March 31, 2005
File No. 000-31909

Dear Mr. Jones:

      We have reviewed your response to our letter dated May 4,
2005
in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Independent Auditors` Report

Prior Comment No. 1:
1. We note your response to prior comment #1. Based on your specific facts and circumstances, we will not object to the use of a Canadian audit firm. However, if your operations in the United States become significant in the future, we expect Alternet Systems, Inc. to engage a U.S. registered public accounting firm, consistent with our position outlined in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at:
<http://www.sec.gov/divisions/corpfin/internatl/
cfirdissues1104.htm>.

Other
2. Please note the filing requirements of Regulation S-T.
Accordingly, your previous response and any subsequent correspondence with the Staff should be submitted via EDGAR.

Form 10-QSB: For the quarter ended March 31, 2005

Part I, Item 3.  Controls and Procedures

3. Revise to disclose the information required by Items 307 and 308(c) of Regulation SB in your quarterly report on Form 10-QSB.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact April Coleman at (202) 551-3458, Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 or me at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Craig Wilson
							Senior Assistant Chief
Accountant
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Mr. Griffin Jones
Alternet Systems, Inc.
July 11, 2005
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